SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.             )

GREENFIELD ONLINE, INC.

(Name of Subject Company (Issuer))

CRISP ACQUISITION CORPORATION

MICROSOFT CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

395150105

(CUSIP Number of Class of Securities)

Keith R. Dolliver

Associate General Counsel, Finance and Operations

Microsoft Corporation

One Microsoft Way

Redmond, WA 98052-6399

(425) 882-8080

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Lance Bass

Andrew Moore

Perkins Coie LLP

1201 Third Avenue, Suite 4800

Seattle, WA 98101-3099

(206) 359-8000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$524,122,970	$20,598.03

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying the tender offer price of $17.50 per share by the sum of (i) 26,339,931 shares of common stock of Greenfield Online, Inc. issued and outstanding, and (ii) 3,609,953 shares of common stock issuable on or before expiration of the offer pursuant to outstanding stock options. The calculation of the filing fee is based on Greenfield Online, Inc.’s representation of its capitalization as of September 9, 2008.

(2)	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, was calculated by multiplying the transaction valuation by 0.00003930.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by (i) Crisp Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a direct wholly owned subsidiary of Microsoft Corporation, a Washington corporation (“Microsoft”), and (ii) Microsoft. This Schedule TO relates to the offer by the Purchaser and Microsoft to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Greenfield Online, Inc., a Delaware corporation (“Greenfield”), at a purchase price of $17.50 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 11, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Item 1.	Summary Term Sheet.

The information set forth in the section entitled “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company is Greenfield Online, Inc., a Delaware corporation. Greenfield’s principal executive office is located at 21 River Road, Wilton, Connecticut 06897, and its telephone number at such principal executive office is (203) 834-8585.

(b) This Schedule TO relates to the Purchaser’s offer to purchase all of the outstanding shares of Greenfield’s common stock, par value $0.0001 per share. According to Greenfield, as of September 9, 2008 there were 26,339,931 Shares issued and outstanding and outstanding options to purchase an aggregate of 3,609,953 Shares.

(c) The information set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

This Schedule TO is filed by the Purchaser and Microsoft. The information set forth in Section 9—“Certain Information Concerning the Purchaser and Microsoft” of the Offer to Purchase and in Schedule A to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections entitled “Summary Term Sheet” and “Introduction” and Sections 9, 10, 11 and 12— “Certain Information Concerning the Purchaser and Microsoft,” “Background of the Offer; Past Contacts or Negotiations with Greenfield,” “The Merger Agreement” and “Purpose of the Offer; Plans for Greenfield” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections entitled “Summary Term Sheet” and “Introduction” and in Sections 6, 7, 10, 11, 12, 14 and 15—“Price Range of Shares; Dividends,” “Certain Effects of the Offer,” “Background of the Offer; Past Contacts or Negotiations with Greenfield,” “The Merger Agreement,” “Purpose of the Offer; Plans for Greenfield,” “Conditions of the Offer” and “Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in Section 13—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in Sections 9, 11 and 12—“Certain Information Concerning the Purchaser and Microsoft,” “The Merger Agreement” and “Purpose of the Offer; Plans for Greenfield” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in Section 18—“Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in Sections 9, 10, 11 and 12—“Certain Information Concerning the Purchaser and Microsoft,” “Background of the Offer; Past Contacts or Negotiations with Greenfield,” “The Merger Agreement” and “Purpose of the Offer; Plans for Greenfield” of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Sections 11, 12, 14 and 16—“The Merger Agreement,” “Purpose of the Offer; Plans for Greenfield,” “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth in Sections 14 and 16—“Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7—“Certain Effects of the Offer” of the Offer to Purchase is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Document

(a)(1)(A)	Offer to Purchase, dated September 11, 2008.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of summary advertisement, published September 11, 2008 in The Wall Street Journal.

(a)(5)(A)	Press release issued by Microsoft, dated August 29, 2008 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Microsoft and the Purchaser with the SEC on August 29, 2008).

(a)(5)(B)	Joint press release issued by Microsoft and Greenfield, dated September 10, 2008 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Microsoft and the Purchaser with the SEC on September 10, 2008).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of August 29, 2008, by and among Microsoft Corporation, Crisp Acquisition Corporation and Greenfield Online, Inc.**

(g)	Not applicable.

(h)	Not applicable.

*	Included in mailing to stockholders.

**	The Merger Agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about the filing persons. Such information can be found elsewhere in this Schedule TO and, to the extent applicable, in other public filings these entities make, including such filings made with the SEC which are available without charge at http://www.sec.gov. The Merger Agreement may contain representations and warranties by the filing persons and the other parties to the Merger Agreement. The representations and warranties reflect negotiations between the parties to the Merger Agreement and, in certain cases, merely represent allocation decisions among the parties and may not be statements of fact. As such, the representations and warranties are solely for the benefit of the parties to the Merger Agreement and may be limited or modified by a variety of factors, including: subsequent events; information included in public filings; disclosures made during negotiations; correspondence between the parties; and disclosure schedules to the Merger Agreement. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and you should not rely on them as statements of fact.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICROSOFT CORPORATION

By:	/s/ Christopher P. Liddell
Christopher P. Liddell
Senior Vice President and Chief Financial Officer

CRISP ACQUISITION CORPORATION

By:	/s/ Keith R. Dolliver
Keith R. Dolliver
President and Treasurer

Date: September 11, 2008

EXHIBIT INDEX

Exhibit No.	Document

(a)(1)(A)	Offer to Purchase, dated September 11, 2008.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of summary advertisement, published September 11, 2008 in The Wall Street Journal.

(a)(5)(A)	Press release issued by Microsoft, dated August 29, 2008 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Microsoft and the Purchaser with the SEC on August 29, 2008).

(a)(5)(B)	Joint press release issued by Microsoft and Greenfield, dated September 10, 2008 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Microsoft and the Purchaser with the SEC on September 10, 2008).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of August 29, 2008, by and among Microsoft Corporation, Crisp Acquisition Corporation and Greenfield Online, Inc.**

(g)	Not applicable.

(h)	Not applicable.

*	Included in mailing to stockholders.

**	The Merger Agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about the filing persons. Such information can be found elsewhere in this Schedule TO and, to the extent applicable, in other public filings these entities make, including such filings made with the SEC which are available without charge at http://www.sec.gov. The Merger Agreement may contain representations and warranties by the filing persons and the other parties to the Merger Agreement. The representations and warranties reflect negotiations between the parties to the Merger Agreement and, in certain cases, merely represent allocation decisions among the parties and may not be statements of fact. As such, the representations and warranties are solely for the benefit of the parties to the Merger Agreement and may be limited or modified by a variety of factors, including: subsequent events; information included in public filings; disclosures made during negotiations; correspondence between the parties; and disclosure schedules to the Merger Agreement. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and you should not rely on them as statements of fact.